[GSOL Letterhead]

June 2, 2015

VIA EDGAR

Paul Fischer
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Global Sources Ltd. (the “Company”)
Registration Statement on Form F-3
Registration No. 333-204083

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 3:00 p.m., New York time, on Thursday, June 4, 2015 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
     should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
     the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
     the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, GLOBAL SOURCES LTD. By: /s/ Connie Lai Name: Connie Lai Title: Chief Financial Officer